Darin Smith Lead Director and Associate General Counsel (319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

LAW DEPARTMENT

May 16, 2018

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	Separate Account A of AXA Equitable Life Insurance Company

File Nos. 333-218513; 811-01705

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the supplemental comments you provided with respect to the above-referenced filing for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

1.	Please add a description of the Personal Income Benefit to the cover page.

Response: The disclosure has been revised as requested. See the cover page.

2.	Please disclose that withdrawals may significantly reduce or eliminate the guarantee and certificate may terminate.

Response: The disclosure has been revised as requested. See page 8.

3.	Please remove maximum Personal Income benefit charge if the charge cannot increase for existing owners.

Response: The maximum Personal Income Benefit charge has been deleted. See the fee table.

4.	If the charge can increase for existing customers, please disclose that the maximum Personal Income Benefit charge is reflected in the expense example.

Response: The maximum Personal Income Benefit charge has been deleted.

5.	Change fee table example header to “Whether or not you surrender.”

Response: The disclosure has been revised as requested. See the Expense Example.

6.	If just limiting or stopping contributions eliminate the other disclosure. If it is more than that, please disclose.

Response: The disclosure has been revised as requested. See page 8.

7.	In footnote 5 to the fee table, please also disclose that the Personal Income Benefit charge is deducted from the account value on each contract date anniversary.

Response: The disclosure has been revised as requested. See the Fee Table.

8.	In the portfolios of the trust section, please change “guaranteed benefits” to “Personal Income Benefit.”

Response: The disclosure has been revised to change “guaranteed benefits” to “your benefits.” See page 14.

9.	In the portfolios of the trust section, please delete reference to investment option restrictions.

Response: The disclosure has been revised as requested. See page 14.

10.	Please change “after 591/2 and before age 65” to “between 591/2 and 65.”

Response: The disclosure has been revised as requested. See page 16.

11.	Add disclosure re “surrendered or annuitized” to third paragraph of Personal Income Benefit disclosure.

Response: The disclosure has been revised as requested. See page 16.

12.	Delete “excess contribution”.

Response: The disclosure has been revised as requested. See page 16.

13.	Add disclosure that the increase happened in real time on the date we receive the contribution.

Response: The disclosure has been revised as requested. See page 17.

14.	Add disclosure that you also can’t increase the account value through contributions.

Response: The disclosure has been revised as requested. See page 17.

15.	Add disclosure to the effect that the current rate (GWOR) is available on line.

Response: The disclosure has been revised as requested. See page 17.

16.	Change description of formula to “by the result of the GAWA divided by the Ratchet Base”.

Response: The disclosure has been revised as requested. See page 18.

17.	On page 18, disclose that hardship includes excess contributions and forfeitures.

Response: The disclosure has been revised to state that, like a hardship withdrawal, the withdrawal of an excess contribution or a forfeiture will also not start Guaranteed Annual Withdrawal Amount payments.

18.	Please explain what is meant by a refund of excess contributions.

Response: The disclosure has been revised as requested. See page 19.

19.	Please disclose that if you annuitize your certificate before the maturity date, your annuity payments may be less than the current GAWA.

Response: The disclosure has been revised as requested. See page 19.

20.	Please revise disclosure on page 19 to state that you do not currently terminate the certificate for an Early Withdrawal.

Response: The disclosure has been revised as requested. See page 19.

21.	Please explain supplementally what tax code section is implicated if pay proceeds to participant, aside from tax and penalties.

Response: The Company is not aware of any other tax code sections that are implicated. However, the contract specifies that proceeds are to be sent to the employer unless otherwise directed by the employer or employer’s designee.

22.	Please explain supplementally if money goes to employer or participant in the case of a (1) withdrawal, (2) termination of participation, and (3) GAWA payments.

Response: For all three of the listed transactions, we will send the proceeds as instructed by the employer or the employer’s designee when they request the transaction.

23.	Please explain supplementally how the sales force can make suitability determinations if the participant doesn’t get to elect the greater of the GAWA or the life only annuity payout amount until maximum maturity.

Response: The Company respectfully states that whether or not the participant can elect the greater of GAWA or the life only annuity payment only at maximum maturity is immaterial to the whether the benefit is suitable. Simply stated, their GAWA is available, according to its terms, each year leading up to maximum maturity. By way of illustration, if the participant is 66, they can elect to withdraw their GAWA (or choose an annuity payout option if they so desire). Assuming the participant didn’t annuitize their certificate (or take an Excess Withdrawal that reduced the account value to zero), they can withdraw their GAWA or annuitize the following year and every year thereafter until they reach maximum maturity. At maximum maturity they can elect to annuitize and receive the greater of the GAWA or the life only annuity payout amount for the rest of their life. As you can see, the participant can receive their GAWA every year no matter when the option to annuitize and receive the greater of the GAWA or the life only annuity payout amount for the rest of their life is offered.

24.	Please explain supplementally if the term cash value is appropriate when the contract does not have a withdrawal charge.

Response: The Company understands that the cash value is often associated with the imposition of withdrawal charges. Here, a pro rata portion of the Personal Income Benefit charge is imposed on certain transactions that occur on other than the participation date anniversary. In addition, the contract and certificates use the term cash value to denote the imposition of all charges, including the Personal Income Benefit Charge, for those transactions. Accordingly, for convenience, the Company would prefer to use cash value in this manner in the prospectus even though there is no withdrawal charge.

25.	Add excess contribution and forfeiture to the 7th bullet of “Other important considerations” on page 20.

Response: The disclosure has been revised as requested. See page 20.

26.	Please define the term “contract’s forfeiture account” when describing the charge for third-party transfers or rollovers.

Response: The term “contract’s forfeiture account” has been deleted and the disclosure revised. See page 28.

27.	On page 24, please disclose that the certificate is designed for GAWA withdrawals beginning at age 65.

Response: The disclosure has been revised as requested. See page 24.

28.	Please disclose what is provided in consideration for the add to PIB and third-party transfer and rollover charges.

Response: The disclosure has been revised as requested. See page 28.

29.	On page 28, remove the parenthetical reference to underlying portfolios.

Response: The disclosure has been revised as requested. See page 28.

30.	On page 29, in the 6th bullet please change “may” to “will”.

Response: The disclosure has been revised as requested. See page 29.

31.	Please disclose pursuant to Item 29, if AXA Advisors is an underwriting Broker Dealer.

Response: Please see “distribution of the contracts” on page 35 regarding the principal underwriter.

32.	Please state that if Guaranteed Annual Withdrawal Amount payments had not been elected by the date of death, then the beneficiary would receive a death benefit equal to the account value.

Response: The disclosure has been revised as requested. See page 29.

33.	If true, please clarify that the “5-year rule” means the beneficiary will receive Guaranteed Annual Withdrawal Amount payments through the end of the calendar year which contains the fifth anniversary of the participant’s death. Please explain whether the payments will be increased if necessary to ensure that the entire account value is paid out within this time period.

Response: The disclosure has been revised. See page 29. If Guaranteed Annual Withdrawal Amount payments had not been elected prior to the participant’s death, the beneficiary would receive the death benefit amount (which they could elect to receive pursuant to the 5-year rule) upon the participant’s death. If single life Guaranteed Annual Withdrawal Amount payments had been elected prior to the participant’s death, those payments cease upon the participant’s death and the beneficiary would receive the death benefit amount (which they could elect to receive pursuant to the 5-year rule) upon the participant’s death. If joint life Guaranteed Annual Withdrawal Amount payments had been elected prior to the participant’s death, the surviving spouse could elect to continue receiving Guaranteed Annual Withdrawal Amount payments. However, if that surviving spouse instead elected to take the death benefit amount (which they could elect to receive pursuant to the 5-year rule), then they only receive the death benefit amount. The beneficiary, not the Company, generally determines the amount and timing of withdrawals under the 5-year rule.

*        *        *

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith

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